Item 77E  Legal Proceedings 			Equity Funds N-SAR Filing				3/31/13

The Blue Chip and Equity Income Funds have been named, and have received notice that they may be putative members of the proposed defendant class of shareholders, in a lawsuit filed in the United States Bankruptcy Court for the District of Delaware on November 1, 2010, by the Official
Committee of Unsecured Creditors of Tribune Company (the "Committee").
The Committee is seeking to recover all payments made to beneficial owners of common stock in connection with a leveraged buyout of the Tribune Company ("LBO"), including payments made in connection with a 2007 tender offer into which the Blue Chip and Equity Income Funds tendered their shares of common stock of the Tribune Company. On December 9, 2011, the Blue Chip Fund was reorganized into the Growth & Income Fund pursuant to a Plan of Reorganization and Termination, whereby all of the assets of the Blue Chip Fund were transferred to the Growth & Income Fund, the
Growth & Income Fund assumed all of the liabilities of the Blue Chip
Fund, including any contingent liabilities with respect to pending or threatened litigation or actions, and shareholders of Blue Chip Fund became shareholders of Growth & Income Fund. The adversary proceeding by the Committee has been stayed since it was filed (other than for limited discovery and service of the complaint). The adversary proceeding brought by the Committee has been transferred to the Southern District of New York
and consolidated with other similar suits as discussed below.   In
addition, on June 2, 2011, the Blue Chip and Equity Income Funds were named as defendants in a lawsuit brought in connection with the Tribune Company's LBO by Deutsche Bank Trust Company Americas, in its capacity as successor indenture trustee for a certain series of Senior Notes, Law Debenture Trust Company of New York, in its capacity as successor indenture trustee for a certain series of Senior Notes, and Wilmington Trust Company, in its capacity as successor indenture trustee for the PHONES Notes (together, the "Bondholder Plaintiffs") in the Supreme Court of the State of New York. This suit has been removed to the United States District Court for the Southern District of New York and consolidated with other substantially similar suits against other former Tribune shareholders.
The Bondholder Plaintiffs also seek to recover payments of the proceeds of the LBO. The extent of the Funds' potential liability in any such actions has not been determined. The Funds have been advised by counsel that the Funds could be held liable to return all or part of the proceeds received in any of these actions, as well as interest and court costs, even though the Funds had no knowledge of, or participation in, any misconduct. The Equity Income Fund received proceeds of $1,526,566 in connection with the LBO, representing 0.35% of its net assets as of March 31, 2013. The Blue Chip Fund received proceeds of $790,772 in connection with the LBO, representing 0.06% of the net assets of Growth & Income Fund as of March 31, 2013. The Equity Income and Growth & Income Funds cannot predict the outcomes of these proceedings, and thus have not accrued any of the amounts sought in the various actions in the accompanying financial statements.